

August 12, 2010

Ford Sinclair
Chef Executive Officer
VisiTrade, Inc.
2038 Corte Del Nogal, Suite 110
Carlsbad, California 92011

> **Re: VisiTrade, Inc.**
> **Amendment No. 3 to Form 10**
> **Filed July 26, 2010**
> **Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed June 16, July 26, 2010, and August 4, 2010, respectively**
> **File No. 000-52982**

Dear Mr. Sinclair:

    We have completed our review of your Form 10 and related filings and have no further comments at this time.

                                    Sincerely,

                                    H. Christopher Owings
                                    Assistant Director